UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2011.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.

702 Southwest Eighth Street

Bentonville, Arkansas 72716

Financial Statements

AND SUPPLEMENTAL SCHEDULE

Wal-Mart Profit Sharing and 401(k) Plan

As of January 31, 2011 and 2010, and for the year ended January 31, 2011

Wal-Mart Profit Sharing and 401(k) Plan

Financial Statements and

Supplemental Schedule

As of January 31, 2011 and 2010, and for the year ended January 31, 2011

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee

Wal-Mart Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Wal-Mart Profit Sharing and 401(k) Plan as of January 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended January 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended January 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

July 29, 2011	/s/ Ernst & Young LLP
Rogers, Arkansas

Wal-Mart Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	January 31,
	2011	2010
Assets
Investments (at fair value)	$13,808,140	$11,666,884
Wrapper contracts (at fair value)	303	72
Receivables:
Company contributions	1,097,686	1,097,504
Due from broker	1,754	1,075
Other	5	—

Total receivables	1,099,445	1,098,579
Cash	17,517	15,280

Net assets reflecting all investments at fair value	14,925,405	12,780,815

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	9,899	93,979

Net assets available for benefits	$14,935,304	$12,874,794

Wal-Mart Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(In Thousands)

Year Ended
January 31,
2011
Additions
Company contributions	$1,110,422
Associate contributions	704,019
Interest and dividend income	94,222
Net appreciation in fair value of investments	1,507,482

Total additions	3,416,145

Deductions
Administrative expenses	(4,622)
Benefit payments	(1,339,409)
Other, net	(11,604)

Total deductions	(1,355,635)

Net increase	2,060,510
Net assets available for benefits at beginning of year	12,874,794

Net assets available for benefits at end of year	$14,935,304

See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements

January 31, 2011

1. Description of the Plan

The following description of the Wal-Mart Profit Sharing and 401(k) Plan (the “Plan”) provides general information regarding the Plan as in effect on January 31, 2011. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to United States participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Profit Sharing and 401(k) Plan.

Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Bank of America, N.A. (the “Trustee”). The Trustee receives and holds contributions made to the Plan in a trust and invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

1. Description of the Plan (continued)

Bank of America Corporation. The Trustee is also affiliated with BlackRock Investment Management, LLC, manager of the Merrill Lynch Retirement Preservation Fund and various other common/collective trusts, which are investment options offered under the Plan to participants.

Contributions

All eligible associates participate in the Plan and may elect to contribute from 1% to 50% of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions). Whether or not a participant contributes to the Plan, he or she will receive a portion of the Company’s Qualified Non-Elective contribution and Profit Sharing contribution if the participant completes at least 1,000 hours of service during the Plan year for which the contributions are made and is employed on the last day of that Plan year.

Wal-Mart’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines the Company’s contributions, if any. The Company’s contribution for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2011, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of the Company’s Qualified Non-Elective contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the “Code”).

Participant Accounts

Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) the Company’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks to the extent not set aside for payment of Plan expenses. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2011 and 2010, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures totaled approximately $31 million and $21 million, respectively. As noted, forfeitures are used to pay Plan expenses. Forfeitures of $13 million were reallocated to participant accounts as of January 31, 2010, no such reallocation occurred for the 2011 plan year as the 2011 forfeitures have been set aside for payment of plan expenses as allowed by the Plan document during the subsequent plan year.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in all elective contributions, catch-up contributions, Qualified Non-Elective contributions, rollover contributions, tax credit contributions and Profit Sharing Plan rollover contributions. A participant’s Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six. Profit Sharing contributions become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (“IRS”). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

1. Description of the Plan (continued)

of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, qualified non-elective contributions and rollover contributions in available investment options. Participant investment options include a variety of common/collective trusts, a stable value fund, which consists of a money market fund, a common/collective trust and traditional and synthetic guaranteed investment contracts (GICs); myRetirement funds, which consist of mutual funds, common/collective trusts and a stable value fund; an International Equity Fund, which consists of mutual funds and common/collective trusts; and a Bond Fund, which consists of mutual funds and common/collective trusts. Participants may change their selections at any time.

A participant may direct the Trustee to invest any portion of his/her Profit Sharing contributions and Profit Sharing Plan rollover contributions in available investment options including Wal-Mart common stock or any of the investment options for elective contributions described previously.

Participant investments not directed by the associate are invested by the Trustee as directed by the Retirement Plans Committee.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year-end. Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by the Trustee. Traditional and synthetic GICs held by the

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

2. Summary of Accounting Policies (continued)

Plan through a stable value fund are considered to be fully benefit-responsive and are recorded at fair value, then adjusted to contract value (Note 3). Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan related to the year ended January 31, 2011, were paid in March 2011.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplementary schedule. Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts

As described by the Financial Accounting Standards Board (FASB) guidance on fair value measurements, investment contracts held by a defined contribution plan are required to be reported at fair value (see Note 5 for discussion of fair value measurements). Contract value is the relevant measurement for the portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Recent Accounting Pronouncements

In January 2010, the FASB issued new accounting guidance, Accounting Standards Update 2010-06, Improving Disclosure about Fair Value Measurements, (ASU 2010-06), which requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Since the additional disclosure requirements only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

2. Summary of Accounting Policies (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect the provisions of this pronouncement will have on its financial statements.

3. Retirement Preservation Fund Investments

The Plan’s Retirement Preservation Fund (“RPF” or the “Fund”) is a stable value investment option for the Plan’s participants only. The RPF is invested in a money market fund, a common/collective trust (the “Retirement Preservation Trust”), traditional GICs, and synthetic GICs. Average duration for all investment contracts was 2.4 years at January 31, 2011 and 2010. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

Traditional GICs issued by an insurance company are valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used is based on other similar maturity investment contracts at year-end. The fair values of the synthetic GIC wrapper contracts are calculated as the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. The underlying investments in the synthetic GICs are debt securities that are traded primarily in over-the-counter markets and are valued at the last available bid price in the over-the-counter market or on the basis of values obtained by a pricing service. The Plan may withdraw from Transamerica and Bank of America, N.A. (both synthetic GICs), with a 30 day and 7 day written notice to the trustee. There are no restrictions on access to funds for the payment of participant-directed benefits.

The RPF enters into book value investment contracts (“BVCs”), also known as synthetic

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

3. Retirement Preservation Fund Investments (continued)

investment contracts. BVCs are comprised of both investment and contractual components. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the RPF, referred to as Covered Assets. This investment component is “wrapped” by contracts (“Wrapper Agreements”) issued by third-party financial institutions (generally insurance companies or banks) (“Wrapper Providers”).

These Wrapper Agreements generally provide for participant benefit withdrawals and investment transfers at the full contract value of the Wrapper Agreement (i.e., principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e., fair value of Covered Assets plus accrued interest). In this manner, Wrapper Agreements are designed to protect the Fund from investment losses as a result of movements in interest rates. However, the Wrapper Agreements generally do not protect the Fund from loss if an issuer of covered assets defaults on payments of principal or interest. A default by the issuer of a covered asset or Wrapper Provider on its obligation could result in a decrease in the value of the Fund’s assets. The Fund pays wrapper fees to the Wrapper Providers. Wrapper fees are negotiated separately with each issuer and are generally calculated based on a specified percentage of contract value.

In general, if the contract value of the Wrapper Agreement exceeds the market value of the Covered Assets (including accrued interest), the Wrapper Provider becomes obligated to pay that difference to the Fund in the event redemptions result in a total contract liquidation. In the event there are partial redemptions that would otherwise cause the Wrapper Agreement’s crediting rate to fall below 0%, the Wrapper Provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at not less than 0%. The circumstances under which payments are made and the timing of payments between the Fund and the Wrapper Provider may vary based on the terms of the Wrapper Agreement.

A synthetic GIC provides for a guaranteed principal plus any credited interest that has accrued over a specified period of time through benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value of the synthetic GICs is approximately $317 million and $605 million at January 31, 2011 and 2010, respectively.

Included in the fair value of the synthetic GICs is approximately $.3 million and $.1 million at January 31, 2011 and 2010, respectively, attributable to wrapper contracts.

All investment contracts held in the portfolio at January 31, 2011 and 2010, are fully benefit-responsive. All contracts are effected directly between the RPF, with Merrill Lynch as the Trustee, and the wrapper or issuer of the benefit-responsive feature. The RPF, with Merrill Lynch as the Trustee, is prohibited from assigning or selling the contract to another party without the consent of the Wrapper Provider.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

3. Retirement Preservation Fund Investments (continued)

All benefit-responsive contracts held in the portfolio at January 31, 2011 and 2010, require that either the repayment of principal and interest credited to participants in the RPF is a financial obligation of the issuer of the investment contract or a wrapper contract provides assurance that the interest crediting rate will not be less than zero. No event has occurred such that the issuer of the investment contract or wrapper contract had to support full contract value.

The RPF invests in the Retirement Preservation Trust, a stable value collective trust fund. In November 2010, the Retirement Preservation Trust transitioned from a stable value strategy to a money market strategy. Specifically, Merrill Lynch restructured the Retirement Preservation Trust and converted its portfolio of investments to cash, cash equivalent investments and short-term, highly liquid securities. As restructured, the Retirement Preservation Trust operates as a short-term investment fund that seeks to maintain a $1 net asset value per share. There are no restrictions on access to funds for the payment of participant-directed benefits.

The RPF allows participants daily access to the funds. The terms of the investment contracts held in the portfolio at January 31, 2011 and 2010, permit all participant-initiated transactions with the RPF to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions are those transactions allowed by the Plan, such as withdrawals for benefits or transfer to other funds within the Plan.

The interest crediting rate for each investment contract is determined as follows: the current dollar duration yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities. The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts. All investment contracts have a 0% minimum interest crediting rate. All investment contracts are reset at least quarterly.

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises. The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

3. Retirement Preservation Fund Investments (continued)

measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens. A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration shortens and decrease the crediting rate when duration lengthens. Finally, any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

The average yield earned by the entire RPF (which may differ from the interest rate credited to participants in the RPF) was 2.09% and 3.43% during the years ended January 31, 2011 and 2010, respectively. This average yield was calculated by dividing the annualized earnings of all investments in the RPF (irrespective of the interest rate credited to participants in the RPF) by the fair value of all investments in the RPF.

The average yield earned by the entire RPF, with an adjustment to reflect the actual interest rate credited to participants in the RPF, was 0.18% and 1.83% at January 31, 2011 and 2010, respectively. This average yield was calculated by dividing the annualized earnings credited to participants in the RPF (irrespective of the actual earnings of the investments in the RPF) by the fair value of all investments in the RPF.

The type of events that could potentially limit the ability of the RPF to transact at contract value could include premature termination of the contracts by the Plan, location closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The likelihood of the occurrence of these events that would limit the Plan’s ability to transact at contract value with the participants in the Plan is not probable, except for the premature contract termination as discussed in Note 9. The RPF also maintains a liquidity protocol such that benefit-responsive contracts are insulated in the portfolio access structure. As of January 31, 2011 and 2010, 74.2% and 64.9%, respectively, of portfolio assets insulate the benefit-responsive contracts.

The issuer may terminate a benefit-responsive contract with the RPF upon occurrence of certain events including, but not limited to, a failure of the RPF to comply with contractual requirements; a material misrepresentation of the RPF; failure to remain a qualified plan under the Code; or a merger or termination of the Plan. If such an event occurs and remains uncured, the issuer may terminate at a settlement amount other than the contract value.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

4. Investments

The Trustee holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During the 2011 Plan year, the Plan’s investments (including investments purchased, sold and held during the year) appreciated in value as follows (In Thousands):

Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$162,394
Mutual Funds	268,222
Common/Collective Trusts	1,076,866

Total	$1,507,482

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows (In Thousands):

	January 31,
	2011	2010
Wal-Mart Stores, Inc. Common Stock	$3,466,218	$3,620,606
BGI Russell 1000 Index Trust	2,504,268	1,854,604
*Merrill Lynch Retirement Preservation Trust	1,047,105	982,365
PIMCO Total Return Institutional	820,640	403,569	**
Prudential Core Plus Bond	820,356	470,923	**

*	The contract value for the Merrill Lynch Retirement Preservation Trust (RPT) was $1,050,586 at January 31, 2010.
**	These investments did not meet scope as of January 31, 2010.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

5. Fair Value Measurements

The Financial Accounting Standards Board’s guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement. There were no Level 3 investments in the Plan as of January 31, 2011 or 2010.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

5. Fair Value Measurements (continued)

The valuation of financial instruments carried at fair value on a recurring basis is as follows (In Thousands):

	Fair Value Measurements as of January 31, 2011
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$3,466,218	$—	$3,466,218

Mutual Funds
myRetirement Funds (a)(c)	1,676,236	—	1,676,236
International Equity Fund (a)	138,687	—	138,687
Bond Fund (a)	131,257	—	131,257

Total Mutual Funds	1,946,180	—	1,946,180

Common/Collective Trusts
myRetirement Funds (b)(c)	—	5,452,059	5,452,059
US Equity - Large Cap Funds (b)	—	580,564	580,564
US Equity - Small Cap Funds (b)	—	48,634	48,634
US Equity - SMID Cap Funds (b)	—	506,872	506,872
International Equity Fund (b)	—	323,962	323,962
Bond Fund (b)	—	131,211	131,211

Total Common/Collective Trusts	—	7,043,302	7,043,302

Stable Value Fund
Money Market (a)	113,398	—	113,398
Common/Collective Trust (b)	—	905,220	905,220
Guaranteed Investment Contracts (d)	—	334,125	334,125

Total Stable Value Fund	113,398	1,239,345	1,352,743

Total Investments at Fair Value	$5,525,796	$8,282,647	$13,808,443

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

5. Fair Value Measurements (continued)

	Fair Value Measurements as of January 31, 2010
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$3,620,606	$—	$3,620,606

Mutual Funds
myRetirement Funds (a)(c)	1,022,790	—	1,022,790
International Equity Fund (a)	124,192	—	124,192
Bond Fund (a)	120,076	—	120,076

Total Mutual Funds	1,267,058	—	1,267,058

Common/Collective Trusts
myRetirement Funds (b)(c)	—	3,771,179	3,771,179
US Equity - Large Cap Funds (b)	—	458,681	458,681
US Equity - Small Cap Funds (b)	—	17,602	17,602
US Equity - SMID Cap Funds (b)	—	354,397	354,397
International Equity Fund (b)	—	288,313	288,313
Bond Fund (b)	—	119,597	119,597

Total Common/Collective Trusts	—	5,009,769	5,009,769

Stable Value Fund
Money Market (a)	340,176	—	340,176
Common/Collective Trust (b)	—	808,371	808,371
Guaranteed Investment Contracts (d)	—	620,976	620,976

Total Stable Value Fund	340,176	1,429,347	1,769,523

Total Investments at Fair Value	$5,227,840	$6,439,116	$11,666,956

(a)	Based on quoted price in active market.
(b)	Based on the Net Asset Value provided by the issuer, calculated as the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.
(c)	The myRetirement Funds are diversified investment options that automatically

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

5. Fair Value Measurements (continued)

change their asset allocation over time, shifting the amount of money that is invested in more aggressive investments, such as stocks, to more conservative investments, such as bonds and stable value instruments, as the particular fund nears its stated target date.
(d)	Based on the total fair value of the underlying investments plus the fair value of the wrapper contracts. GIC’s are primarily invested in debt securities. See Note 3 for information related to the Stable Value Fund.

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (In Thousands):

	January 31,
	2011	2010
Net assets available for benefits per the financial statements	$14,935,304	$12,874,794
Less: Amounts allocated to withdrawn participants	(2,141)	(13,960)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,899)	(93,979)

Net assets available for benefits per the Form 5500	$14,923,264	$12,766,855

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2011 (In Thousands):

Net increase per the financial statements	$2,060,510
Amounts allocated to withdrawn participants at January 31, 2011	(2,141)
Amounts allocated to withdrawn participants at January 31, 2010	13,960
Add: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2010	93,979
Less: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2011	(9,899)

Net increase per the Form 5500	$2,156,409

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

6. Differences between Financial Statements and Form 5500

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date. Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

7. Tax Status

The Plan has received a determination letter from the IRS dated June 8, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2007.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., shares of common/collective trusts and a stable value fund managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Bank of America, N.A. is the trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. is the record-keeper as defined by the Plan. BlackRock Investment Management, LLC is an affiliate of the Trustee; therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the Trustee and record-keeping services amounted to approximately $4.6 million for the year ended January 31, 2011.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

9. Subsequent Events

Effective February 1, 2011, the Company discontinued Profit Sharing and Qualified Non-Elective contributions to the Plan and presently does not intend to fund future contributions to these components of the Plan. The Plan has been converted to a safe harbor plan under which the Company will make matching contributions. The matching contribution will be a dollar-for-dollar match on each participant dollar contributed to the Plan up to 6 percent of eligible annual wages for the Plan year. The matching contribution is intended to be the sole source of the Company contributions for subsequent plan years.

Effective April 15, 2011, the RPF was eliminated as an investment option. The RPF previously consisted of (a) the Premier Fund, (b) the Merrill Lynch Retirement Preservation Trust (“RPT”), a stable value collective trust maintained by Bank of America, N.A., and (c) synthetic and traditional GIC’s. Bank of America, N.A, as trustee of the RPT, recently terminated the RPT. As part of the termination, all RPT investors, including the Plan, were required to transfer their funds out of the RPT. As a result, RPF assets that were invested in the RPT were liquidated and the proceeds were invested by the Retirement Plans Committee in the Premier Fund on February 11, 2011. Beginning on March 16, 2011, the RPF began transitioning from a stable value investment to a money market strategy. As part of this transition, underlying insurance wrapper contracts were terminated resulting in a one-time book to market adjustment. Therefore, underlying assets of the RPF (other than its investment in the Premier Fund) were liquidated and all proceeds of such sales were reinvested in the Premier Fund. Any assets remaining in the RPF on April 15, 2011 were transitioned to the myRetirement Funds.

Supplemental Schedule

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), (In Thousands)

January 31, 2011

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
EMPLOYER COMMON STOCK
* Wal-Mart Stores, Inc. Common Stock			$3,374,627	$3,466,218	$—	$—	$—

TOTAL EMPLOYER COMMON STOCK			3,374,627	3,466,218	—	—	—

MUTUAL FUNDS
American Europacific Growth Fund R6			528,990	616,127	—	—	—
PIMCO All Asset Institutional			439,372	509,413	—	—	—
PIMCO Total Return Institutional Class			722,547	820,640	—	—	—

TOTAL MUTUAL FUNDS			1,690,909	1,946,180	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)

January 31, 2011

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
COMMON/COLLECTIVE TRUSTS
BGI Russell 1000 Index Trust			2,139,723	2,504,268	—	—	2,504,268
BGI Russell 2000 Index Trust			611,090	712,229	—	—	712,229
Davis NY Venture Trust			424,791	493,277	—	—	493,277
Westwood SMID Cap Value Equity Trust			203,542	250,085	—	—	250,085
Mondrian International Value Equity Trust			528,234	615,246	—	—	615,246
Barclays MSCI ACWI Ex- US Index Trust			530,082	617,399	—	—	617,399
Victory International Small Cap Equity Trust			177,415	206,639	—	—	206,639
Wellington Diversified Inflation Hedges Trust			150,140	174,074	—	—	174,074
Prudential Core Plus Bond			722,296	820,356	—	—	820,356
Barclays Treasury Inflation protected Securities Index Trust			191,363	217,764	—	—	217,764
The Boston Company (TBC) SMID Cap Growth Trust			261,603	331,627	—	—	331,627
Rainer Large Cap Growth Trust			81,823	100,338	—	—	100,338

TOTAL COMMON/COLLECTIVE TRUSTS			6,022,102	7,043,302	—	—	—

STABLE VALUE FUND

MONEY MARKET
* Merrill Lynch Premier Fund			112,625	113,398	—	—	113,398

COMMON/COLLECTIVE TRUST
* ML Retirement Preservation Trust			899,052	905,220	—	—	905,220

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)

January 31, 2011

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
Bank of America N.A.:	Aa3/A+	0.00%	—	—	303	5,609	5,912
BACM_05-5 A2			404	401	—	—	401
BOAMS_05-L 2A3			1,481	1,467	—	—	1,467
BACM_06-2 A3			20,108	19,912	—	—	19,912
FNMA_05-118 PN			3,864	3,826	—	—	3,826
FHLMC_2825 QM			9,747	9,652	—	—	9,652
FHLMC_R006 AK			4,412	4,369	—	—	4,369
FHLMC_3200 AD			545	539	—	—	539
GNMA2 15YR			14,868	14,723	—	—	14,723
GNMA2 15YR			304	301	—		301
GNMA 30YR			545	539	—	—	539
GNMA 15YR PLATINUM			8,841	8,755	—	—	8,755
GNMA 15YR PLATINUM			1,097	1,086	—	—	1,086
GNMA 15YR PLATINUM			2,837	2,810	—	—	2,810
GNMA 30YR			170	169	—	—	169
GNMA 30YR			444	440	—	—	440
GNMA 30YR			222	219	—	—	219
GNMA 30YR			55	54	—	—	54
GNMA 30YR			274	271	—	—	271
GNMA 30YR			1,532	1,517	—	—	1,517
GNMA 15YR			738	730	—	—	730

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)

January 31, 2011

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
GNMA 15YR			133	131	—	—	131
GNMA 15YR			952	942	—	—	942
GNMA 15YR			417	413	—	—	413
GNMA 15YR			274	271	—	—	271
GNMA 15YR			984	974	—	—	974
LBUBS_05-C7 A2			2,271	2,249	—	—	2,249
MLMT_03-KEY1 A3			1,464	1,450	—	—	1,450
WFMBS_03-H A1			1,988	1,968	—	—	1,968
Transamerica Life Insurance Co.:	A1/AA-	0.25%	—	—	—	5,632	5,632
BACM_05-5 A2			139	140	—	—	140
BACM_04-1 A4			789	793	—	—	793
CWHL_05-6 1A2			5,813	5,844	—	—	5,844
CITIGROUP INC - (LT) GTD			1,005	1,010	—	—	1,010
CSFB_02-CKN2 A3			15,155	15,234	—	—	15,234
FHLMC REFERENCE NOTES			5,486	5,514	—	—	5,514
FHLMC REFERENCE NO MTN			5,749	5,779	—	—	5,779
FNMA BENCHMARK NOTES			6,038	6,070	—	—	6,070
FNW_04-W6 1A4			2,694	2,709	—	—	2,709
FHLMC_2666 BD			4,368	4,391	—	—	4,391
FNMA_05-118 PN			1,331	1,338	—	—	1,338
FHLMC_2772 DJ			4,028	4,049	—	—	4,049

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)

January 31, 2011

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investmentsat at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
FHLMC_3200 AD			188	189	—	—	189
FHLMC_3201 WA			1,461	1,468	—	—	1,468
FHLMC_R013 AB			878	882	—	—	882
FNMA BENCHMARK NOTES			5,181	5,210	—	—	5,210
GNMA2 15YR			13,608	13,679	—	—	13,679
GNMA 15YR			377	379	—	—	379
GNMA 15YR			655	658	—	—	658
GNMA 15YR			2,796	2,811	—	—	2,811
GNMA 15YR			293	294	—	—	294
GNMA 15YR			130	131	—	—	131
GNMA 15YR			472	474	—	—	474
GNMA 15YR			92	92	—	—	92
GNMA 15YR			216	217	—	—	217
GNMA 15YR			1,903	1,913	—	—	1,913
GNMA 15YR			684	687	—	—	687
GNMA 15YR			185	186	—	—	186
GNMA 15YR			331	332	—	—	332
GENERAL ELEC CAP CORP - GTD			979	984	—	—	984
GOLDMAN SACHS GROUP INC - GTD			969	974	—	—	974
GNMA_05-9 AB			5,804	5,834	—	—	5,834
JPMORGAN CHASE & CO - (LT) GTD			978	983	—	—	983

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)

January 31, 2011

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
LBUBS_05-C7 A2			782	786	—	—	786
MLMT_03-KEY1 A3			504	506	—	—	506
MSDWC_02-HQ A3			933	938	—	—	938
MSDWC_03-TOP9 A1			44	44	—	—	44
MORGAN STANLEY - GTD			1,001	1,006	—	—	1,006
WFMBS_05-AR14 A2			579	582	—	—	582
* ML RETIREMENT PRESERVATION TRUST			141,143	141,885	—	—	141,885

TOTAL SYNTHETIC GUARANTEED
INVESTMENT CONTRACTS			316,732	317,173	303	11,241	328,717

TRADITIONAL GUARANTEED
INVESTMENT CONTRACTS	Aa3/AA-
MetLife Insurance			12,000	16,649	—	(1,342)	15,307

TOTAL STABLE VALUE FUND			1,340,409	1,352,440	303	9,899	1,362,642

TOTAL INVESTMENTS			$12,428,047	$13,808,140	$303	$9,899	$1,362,642

*	Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Profit Sharing and 401(k) Plan

Date: July 29, 2011	By:	/s/ Charles McSwain
Charles McSwain
Vice-President, U.S. Benefits
Wal-Mart Stores, Inc.